UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number:  001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

I.                             The following documents attached to this Report on Form 6-K of Diana Shipping Inc. (the “Company”) are incorporated by reference into the Company’s registration statement on Form F-3 filed with the United States Securities and Exchange Commission on June 11, 2007, File No. 333-143635 (the “Registration Statement”):

•	Exhibit I:	Management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2007.

•	Exhibit II:	The unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2007 and the accompanying notes thereto.

•	Exhibit III:	Capitalization as of June 30, 2007, and as adjusted for subsequent events.

•	Exhibit IV:	The consent of Drewry Shipping Consultants Ltd. dated September 12, 2007, which is incorporated by reference as Exhibit 23.4 to the Registration Statement.

II.                         The Company has also announced that, in order to limit the impact on the Company’s dividends per share for the third quarter of 2007 of the issuance of common stock in the offering announced by the Company on September 12, 2007 (the “Offering”), the Company intends to calculate and pay its dividend per share with respect to the third quarter of 2007 as if it had not issued the additional shares of common stock in the Offering.  Because the Company does not expect to be able to fully pay such a dividend with its available cash from operations for the period, it may fund a portion of the dividend with excess working capital under our secured revolving credit facility.

Exhibit I

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and their notes attached hereto. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.  For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our annual report on form 20-F for the year ended 2006.

Operating Results

We charter our dry bulk carriers to customers pursuant to short-term and long-term time charters. Currently, 12 of our vessels, including the Capesize dry bulk carrier that we expect to take delivery of in November 2007, are employed on longer-term time charters ranging in duration from 18 months to 60 months. Under our time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Factors Affecting our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•                  Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•                  Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•                  Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•                  Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•                  TCE rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The following table reflects our ownership days, available days, operating days, fleet utilization and TCE rates for the periods indicated.

	Six Months Ended June 30,
	2006	2007
Ownership days	2,329	2,794
Available days	2,288	2,794
Operating days	2,283	2,764
Fleet utilization	99.8%	98.9%
Time charter equivalent (TCE) rate	$20,722	$28,212

Voyage and Time Charter Revenue

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

•                  the duration of our charters;

•                  our decisions relating to vessel acquisitions and disposals;

•                  the amount of time that we spend positioning our vessels;

•                  the amount of time that our vessels spend in dry-dock undergoing repairs;

•                  maintenance and upgrade work;

•                  the age, condition and specifications of our vessels;

•                  levels of supply and demand in the dry bulk shipping industry; and

•                  other factors affecting spot market charter rates for dry bulk carriers.

Our revenues have grown significantly in recent periods as a result of the enlargement of our fleet, which has increased our ownership, available and operating days. At the same time, we have maintained relatively high vessel utilization rates.

Voyage Expenses

We incur voyage expenses that include port and canal charges, bunker (fuel oil) expenses and commissions. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels. Port and canal charges and bunker expenses currently represent a relatively small portion of our vessels’ overall expenses because all of our vessels are employed under time charters that require the charterer to bear all of those expenses.

As is common in the shipping industry, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition to commissions paid to third parties, we have historically paid our fleet manager a commission that is equal to 2% of our revenues in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This commission is in addition to the fixed management fees we pay to our fleet manager for the same services, as described below.

The following table presents a breakdown of the commissions paid during the periods indicated.

	Six Months Ended June 30,
	2006	2007
	(in thousands of U.S. dollars)
Commissions paid to unaffiliated and in-house ship brokers	$2,356	$3,848
Commissions paid to our fleet manager	1,035	1,702
Total	$3,391	$5,550

We believe that the amounts and the structures of our commissions are consistent with industry practices.

We expect that the amount of our total commissions will continue to grow as a result of our increased revenues related to the growth of our fleet. As of April 1, 2006, the 2% commissions that we pay our fleet manager, are eliminated from our consolidated financial statements as intercompany transactions. However, this reduction in costs has been offset by the costs of managing the fleet directly as a result of the acquisition of DSS.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional vessels. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years from the date construction is completed, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the residual values of our vessels to be $150 per light-weight ton which we also believe is common in the dry bulk shipping industry. Our depreciation charges have increased in recent periods due to the enlargement of our fleet which has also led to an increase of ownership days. We expect that these charges will continue to grow as a result of our acquisition of additional vessels.

Management Fees

We pay our fleet manager a fixed management fee of $15,000 per month for each vessel in our operating fleet in exchange for providing us with technical and commercial management services in connection with the employment of our fleet. This fee is in addition to the 2% commission on revenues we pay to our fleet manager for the services as described above. As of April 1, 2006 the management fees that we pay to our fleet manager have been eliminated from our consolidated financial statements as intercompany transactions and replaced by the direct expenses of operating the manager as a wholly-owned subsidiary.

Executive Management Services and Rent

We have recognized expenses relating to executive management services, as well as the value of the lease expense for the office space and the secretarial services that were provided to us at no additional charge by DSS. The recognition of these expenses as executive management services and rent, for historical purposes, is based on our estimates of the value of the amounts that we would have incurred had our fleet manager not provided the related services and office space to us. The value of the services and rent was determined by reference to the amounts that we intended to compensate our executive officers and to the lease agreement between DSS and the owner of the office space that was previously owned by DSS.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore vessel related expenses such as legal and professional expenses and other general vessel expenses. Our general and administrative expenses also include our payroll expenses, including those relating to our executive officers. General and administrative expenses may increase as a result of the enlargement of our fleet. Furthermore, subsequent to April 2006, our general and administrative expenses increased as a result of our acquisition of our fleet manager, which resulted in the recognition of additional expenses, including payroll expenses, relating to our fleet manager’s operations.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the vessel specific debt of our subsidiaries. As of June 30, 2007, we had $179.0 million of indebtedness outstanding under our revolving credit facility of which $90.0 million was repaid in July 2007 and incurred additional indebtedness of $11.8 million in August 2007.  We incur interest expense and financing costs relating to our outstanding debt and our available credit facility. We expect to incur additional debt to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness, excluding construction pre-delivery financing, in excess of approximately $150.0 million from time to time with the net proceeds of future equity issuances.  As of June 30, 2007 we had $24.1 million of construction pre-delivery financing outstanding under our credit facility with Fortis Bank and as of August 31, 2007, we had total debt outstanding of $124.8 million, including the $24.1 million of construction pre-delivery financing.  Interest and finance costs incurred in connection with this loan facility are capitalized in vessel cost.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Fleet Employment Profile

The following table presents certain information concerning the dry bulk carriers in our fleet as of September 11, 2007:

Name	Sister Ship [1]	Year Built	Dwt	Daily Time Charter Hire Rate [2]		Time Charter Expiration Dates [3]
Nirefs	A	2001	75,311	4TCs Average[4]		Oct 23, 2007–
				+4.5%		Jan 23, 2008
Alcyon	A	2001	75,247	$22,582		Oct 15, 2007–
						Feb 15, 2008
Triton	A	2001	75,336	24,400		Oct 17, 2009–
						Jan 17, 2010[5]
Oceanis	A	2001	75,211	43,000		Sep 22, 2007–
						Sep 27, 2007[6]
Dione	A	2001	75,172	28,500		Nov 7, 2007–
						Jan 17, 2008
Danae	A	2001	75,106	29,400		Feb 18, 2009–
						May 18, 2009
Protefs	B	2004	73,630	31,650		Feb 3, 2008–
						Apr 3, 2008
Calipso	B	2005	73,691	26,750		Dec 21, 2007–
						Feb 21, 2008
Clio	B	2005	73,691	27,000		Jan 27, 2009–
						Mar 27, 2009
Thetis	B	2004	73,583	25,000		Sep 28, 2007–
						Oct 4, 2007 [7]
Naias	B	2006	73,546	21,000		Sep 18, 2007–
						Sep 20, 2007 [8]
Erato	C	2004	74,444	30,500		Nov 9, 2007–
						Jan 9, 2008
Coronis	C	2006	74,381	27,500		Jan 18, 2009–
						Apr 9, 2009
Sideris GS	D	2006	174,186	46,000	[9]	Nov 30, 2007
				43,000	[9]	Nov 30, 2008
				39,000	[9]	Nov 30, 2009
				36,000	[9]	Oct 15, 2010–
						Jan 15, 2011 [10]
Semirio	D	2007	174,261	51,000	[9]	Jun 15, 2009
				31,000	[9]	Apr 30, 2011–
						Jul 30, 2011 [11]
Aliki	—	2005	180,235	52,000	[9]	May 1, 2009
				45,000	[9]	Mar 1, 2011–
						May 30, 2011 [12]

Dry Bulk Carriers in our Fleet That We Have Agreed to Purchase

Name	Sister Ship[1]	Year Built	Dwt	Daily Time Charter Hire Rate[2]	Time Charter Expiration Dates[3]
Boston	D	2007	177,000	$52,000	Oct 5, 2011–
					Jan 4, 2012[13]
Hull H1107[14]	D	2010	177,000	—	—
Hull H1108[14]	D	2010	177,000	—	—

1                      Each vessel is a sister ship of the other vessels that have the same letter.

2                      Gross time charter rate per day.

3                      Charterers’ optional period to redeliver the vessel to owners.

4                      Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.

5                      The charterer has the option to employ the vessel for a further 11-13 month period at a daily time charter rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

6                      Upon expiration of the current charter, the Oceanis is scheduled to be re-chartered at a daily time charter rate of $40,000 for a minimum period of 22 months to a maximum period of 25 months, which charter will commence immediately upon termination of the current charter.

7                      Upon expiration of the current charter, the Thetis is scheduled to be re-chartered at a daily time charter rate of $60,250 for a minimum period of 11 months to a maximum period of 13 months, which will commence immediately upon termination of the current charter.

8                      Upon expiration of the current charter, the Naias is scheduled to be re-chartered at a daily time charter rate of $34,000 for a minimum period of 23 months to a maximum period of 25 months, which charter will commence immediately upon termination of the current charter.

9                      For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

10                 The daily time charter rate will be $46,000 during the first year, $43,000 during the second year, $39,000 during the third year and $36,000 during the fourth year. The charterer has the option to employ the vessel for a further 11-13 month period from the end of the 48th month, at the daily time charter rate of $48,500.

11                 The daily time charter rate will be $51,000 for the first and second years and $31,000 for the third and fourth years. The charterer has the option to employ the vessel for a further 11-13 month period from the end of the 48th month, at the daily time charter rate of $48,500.

12                 During the first two years of the charter, the daily time charter rate will be $52,000 and during the third and fourth years of the charter it will be $45,000. The charterer has the option to employ the vessel for a further 11-13 month period from the end of the 48th month at the daily time charter rate of $48,500. The time charter is expected to commence immediately after delivery of the vessel in April 2007.

13                 The charterer has the option to employ the vessel for a further 11-13 month period counting from the end of the 48th month, at the daily time charter rate of $52,000. The vessel is expected to be delivered on or about November 20, 2007.

14      Expected to be delivered in the second quarter of 2010.

Results of Operations

Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006

Net Income. Net Income for the six months ended June 30, 2007 amounted to $47.5 million and increased by $22.6 million or 91%, compared to $24.9 million for the same period in 2006. The increase is attributable to improving trading conditions and the increase in the number of vessels in our fleet. The acquisition of the fleet manager on April 1, 2006, which resulted in a preferential deemed dividend, reduced net income available to common stockholders for the six months ended June 30, 2006 to $4.6 million.

Voyage and Time Charter Revenues. Voyage and Time Charter Revenues increased by $32.2 million, or 64%, to $82.5 million in the six months ended June 30, 2007, compared to $50.3 million in the same period in 2006. The increase is attributable to increased average hire rates in 2007 compared to the same period of 2006 and the enlargement of the Company’s fleet after the acquisition of the Naias and the Sideris GS in the second half of 2006 and the Aliki and Semirio in 2007, which increased ownership days. Ownership days were 2,794 for the six months ended June 30, 2007 compared to 2,329 in the same period of 2006 and fleet utilization was 98.9% for the six months ended June 30, 2007, compared to 99.8% for the same period in 2006. The decrease in fleet utilization is attributable primarily to approximately 21 off-hire days for the Coronis due to a grounding incident and consequent repairs during the first quarter of 2007.

Voyage Expenses. Voyage Expenses increased by $0.8 million, or 28%, to $3.7 million in the six months ended June 30, 2007 compared to $2.9 for the same period in 2006. The increase in voyage expenses is attributable to the increase in revenues and was partly offset by the 2% elimination in commissions charged by the management company, after its acquisition on April 1, 2006. Commissions paid to our fleet manager in the first six months of 2007 and 2006 amounted to $1.7 million and $1.0 million, respectively, of which $1.7 million and $0.5 million was eliminated after the acquisition of our fleet manager. Commissions paid to unaffiliated ship brokers and in-house ship brokers associated with charterers for the first six months of 2007 and 2006 amounted to $3.8 million and $2.4 million, respectively.

Vessel Operating Expenses. Vessel Operating Expenses increased by $3.1 million, or 30%, to $13.4 million in the six months ended June 30, 2007 compared to $10.3 million for the same period in 2006. The increase in operating expenses is attributable to the increased ownership days resulting from the addition of new vessels to our fleet and increased crew costs, insurances and repairs.

Depreciation and Amortization of Deferred Charges. Depreciation and Amortization of Deferred Charges increased by $2.5 million, or 32%, to $10.2 million for the six months ended June 30, 2007, compared to $7.7 million for the same period in 2006. This increase is the result of the increase in the number of vessels to our fleet.

Management Fees. Management Fees amounting to $0.6 million in the six months ended June 30, 2006 represent management fees charged by the management company during the first quarter of 2006 before its acquisition as of April 1, 2006. During the first six months of 2007, all management fees charged by our fleet manager have been eliminated as intercompany transactions.

General and Administrative Expenses during the six months ended June 30, 2007 increased by $1.9 million or 76% to $4.4 million compared to $2.5 million in the same period in 2006. The increase is attributable to the expenses of DSS relating to the first quarter of 2007, which did not exist in the first quarter of 2006, to increases in salaries and consultancy fees and to the exchange rate of U.S. Dollar to the Euro.

Interest and Finance Cost during the six months ended June 30, 2007 increased by $2.0 million or 105% to $3.9 million compared to $1.9 million in the same period in 2006. The increase is attributable to interest expenses relating to long term debt that was outstanding during the first six months of 2007 and did not exist in 2006.

Liquidity and Capital Resources

We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of new vessels, acquisitions and debt service. We anticipate that internally generated cash flow and borrowings under our credit facility will be sufficient to fund the operations of our fleet, including our working capital requirements.

It is our current policy to fund our future acquisition related capital requirements initially through borrowings under our credit facility and to repay those borrowings in excess of $150 million, excluding construction pre-delivery financing, from time to time with the net proceeds from equity issuances. We believe that excess funds will be available to support our growth strategy, which involves the acquisition of additional vessels and vessel-owning companies and will allow us to distribute substantially all of our available cash flow from operations as dividends to our stockholders as contemplated by our dividend policy. Depending on market conditions in the dry bulk shipping industry and acquisition opportunities that may arise, we may be required to obtain additional debt or equity financing which could affect our dividend policy.

Cash Flow

As of June 30, 2007, cash decreased to $11.6 million compared to $14.5 million as of December 31, 2006.  Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to $64.3 million as of June 30, 2007 compared to $11.4 million as at December 31, 2006.

Net Cash Provided by Operating Activities

For the six months ended June 30, 2007, net cash provided by operating activities was $60.6 million, compared to $34.0 million for the same period in 2006, an increase of $26.6 million or 78%. The increase was the result of increased average hire rates and the increase in operating days in the first six months of 2007 compared to 2006.

Net Cash Used in Investing Activities

Net cash used in investing activities was $231.3 million for the first six months of 2007 consisting of the 20% advance paid in connection with the acquisition of the Boston amounting to $22.0 million, construction costs relating to the construction of Hull 1107 and Hull 1108 amounting to $0.9 million and $208.2 million paid for the acquisition of the Aliki and the Semirio in April and June 2007, respectively, and $0.2 million paid for other assets.

Net cash used in investing activities was $41.9 million for the six months ended June 30, 2006, consisting of the 10% advance and expenses paid in connection with the acquisition of the Naias amounting to $4.0 million and $37.9 million paid for the delivery installment and other pre-delivery costs in connection with the acquisition of the Coronis in January 2006.

Net Cash Provided by / Used in Financing Activities

Net cash provided by financing activities was $167.8 million for the six months ended June 30, 2007, consisting of $201.0 million of proceeds drawn under our revolving credit facility to fund part of the acquisition cost of the Aliki ($87.0 million), the Semirio ($92.0 million) and the 20% advance of the Boston ($22.0 million); $159.3 million of proceeds from our secondary public offering in April 2007; the repayment of $136.6 of indebtedness under our revolving credit facility; $55.8 million of cash dividends paid during the period and $0.1 million paid as financing costs pursuant to the supplemental loan agreement with the Royal Bank of Scotland Plc., for the 364-day facility.

Net cash provided by financing activities for the six months ended June 30, 2006 was $5.4 million, consisting of $58.5 million drawn under our revolving credit facility; $71.7 million of proceeds from our secondary public offering in June 2006; $0.1 million of financing costs relating to the amendment of our revolving credit facility with the Royal Bank of Scotland Plc., in May 2006; the repayment of $71.4 million of indebtedness under our revolving credit facility; and net cash consideration of $19.7 million paid for the acquisition of DSS, which represents the consideration of  $20.0 million paid for the acquisition, net of $0.3 million of cash acquired in the transaction. In addition, $33.5 million was paid as cash dividends.

Exhibit II

DIANA SHIPPING INC.
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 (UNAUDITED) AND DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars — except for share and per share data)

	June 30,	December 31,
	2007	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,623	$14,511
Accounts receivable, trade	1,501	1,000
Inventories	1,616	1,279
Prepaid insurance and other	1,505	450
Prepaid charter revenue	174	1,822
Vessel held for sale	57,353	—
Total current assets	$73,772	19,062

FIXED ASSETS:
Advances for vessels under construction and acquisitions and other vessel costs	$47,270	24,347
Vessels	649,103	504,493
Accumulated depreciation	(43,492)	(40,054)
Vessels’ net book value	$605,611	464,439
Property and equipment, net	994	897

Total fixed assets	$653,875	489,683

OTHER NON-CURRENT ASSETS:
Deferred charges, net	1,233	1,930
Total assets	$728,880	$510,675

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$2,647	2,868
Due to related companies	178	154
Accrued liabilities	2,868	2,202
Deferred revenue, current	3,700	2,341
Other current liabilities	71	71
Total current liabilities	$9,464	7,636

LONG-TERM DEBT (including current portion)	202,423	138,239

DEFERRED REVENUE, non current	1,333	146

OTHER NON-CURRENT LIABILITIES	1,592	1,551

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0,01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 62,875,000 and 53,050,000 issued and outstanding at June 30, 2007 and December 31, 2006, respectively.	629	531
Additional paid-in capital	527,721	368,477
Accumulated deficit	(14,282)	(5,905)
Total stockholders’ equity	$514,068	363,103
Total liabilities and stockholders’ equity	$728,880	$510,675

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars — except for share and per share data)

	June 30,
	2007	2006
REVENUES:
Voyage and time charter revenues	$82,505	$50,322

EXPENSES:
Voyage expenses	3,680	2,910
Vessel operating expenses	13,429	10,275
Depreciation and amortization of deferred charges	10,223	7,743
Management fees	—	572
Executive management services and rent	—	76
General and administrative expenses	4,415	2,529
Foreign currency gains	(117)	(18)
Operating income	$50,875	$26,235

OTHER INCOME (EXPENSES):
Interest and finance costs	(3,900)	(1,870)
Interest income	488	549
Total other income (expenses), net	$(3,412)	$(1,321)
Net income	$47,463	$24,914
Preferential deemed dividend	$—	$(20,267)
Net income available to common stockholders	$47,463	$4,647
Earnings per common share, basic and diluted	$0.82	$0.10
Weighted average number of common shares, basic and diluted	58,126,381	45,949,448

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars — except for share and per share data)

		Common Stock		Additional
	Comprehensive	# of	Par	Paid-in	Accumulated
	Income	Shares	Value	Capital	Deficit	Total

BALANCE, December 31, 2005		45,000,000	$450	$296,831	$26,877	$324,158

- Net income	$24,914	—	—	—	24,914	24,914
- Contribution to additional-paid in capital		—	—	76	—	76
- Issuance of common stock		8,050,000	81	71570	—	71,651
- Dividends declared and paid ($0.40 per share)		—	—	—	(18,000)	(18,000)
- Dividends declared and paid ($0.345 per share)		—	—	—	(15,525)	(15,525)
- Preferential deemed dividend		—	—	—	(20,267)	(20,267)
Comprehensive income
BALANCE, June 30, 2006	$24,914	53,050,000	$531	$368,477	$(2,001)	$367,007

BALANCE, December 31, 2006		53,050,000	$531	$368,477	$(5,905)	$363,103

- Net income	47,463	—	—	—	47,463	47,463
- Issuance of common stock		9,825,000	98	159,244	—	159,342
- Dividends declared and paid ($0.46 per share)		—	—	—	(24,403)	(24,403)
- Dividends declared and paid ($0.50 per share)		—	—	—	(31,437)	(31,437)
Comprehensive income
BALANCE, June 30, 2007	$47,463	62,875,000	$629	$527,721	$(14,282)	$514,068

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006

(Expressed in thousands of U.S. Dollars)

	June 30,
	2007	2006

Cash Flows from Operating Activities:

Net income	$47,463	$24,914
Adjustments to reconcile net income to net cash from operating activities

Depreciation and amortization of deferred charges	10,223	7,743
Executive management services and rent	—	76
Amortization and write off of financing costs	52	69
Amortization of free lubricants benefit	(36)	(36)
(Increase) Decrease in:
Receivables	(501)	803
Inventories	(337)	(52)
Prepayments and other	(955)	(294)
Prepaid charter revenue	1,648	1,648
Increase (Decrease) in:
Accounts payable	(221)	671
Due to related companies	24	55
Accrued liabilities	666	(1,457)
Deferred revenue	2,546	243
Other non current liabilities	77	735
Dry dockings	—	(1,133)

Net Cash provided by Operating Activities	$60,649	$33,985

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions and other vessel costs	$(22,923)	$(3,963)
Vessel acquisitions	(208,254)	(37,917)
Other Assets	(162)	—

Net Cash used in Investing Activities	$(231,339)	$(41,880)

Cash Flows from Financing Activities:
Proceeds from long-term debt	$201,000	$58,500
Proceeds from public offering, net of related issuance costs	159,342	71,651
Financing costs	(100)	(100)
Payments of long-term debt	(136,600)	(71,425)
Preferential deemed dividend, net	—	(19,721)
Cash dividends	(55,840)	(33,525)

Net Cash provided by Financing Activities	$167,802	$5,380

Net decrease in cash and cash equivalents	$(2,888)	$(2,515)
Cash and cash equivalents at beginning of period	14,511	21,230

Cash and cash equivalents at end of period	$11,623	$18,715

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$2,654	$1,438
Non-cash financing activities
Executive management services and rent	$—	$76

1.                         Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc. (“Diana”) and its wholly-owned subsidiaries (collectively, the “Company”). Diana was formed on March 8, 1999 as Diana Shipping Investment Corp., under the laws of the Republic of Liberia. In February 2005, the Company’s articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was redomiciled from the Republic of Liberia to the Republic of the Marshall Islands. In March 2005, December 2005, June 2006 and April 2007, the Company completed its initial and three secondary public offerings in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $193,976, $63,085, $71,651 and $159,342, respectively.

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements. These consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2007.

The consolidated balance sheet as of December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels and is the sole owner of all outstanding shares of the following subsidiaries:

1.1                   Shipowning companies incorporated in the Republic of Panama:

(a)                   Skyvan Shipping Company S.A. (“Skyvan”), owner of the Bahamas flag 75,311 dwt bulk carrier vessel “Nirefs”, which was built and delivered in January 2001.

(b)                   Buenos Aires Compania Armadora S.A. (“Buenos”), owner of the Bahamas flag 75,247 dwt bulk carrier vessel “Alcyon”, which was built and delivered in February 2001.

(c)                    Husky Trading, S.A. (“Husky”), owner of the Bahamas flag 75,336 dwt bulk carrier vessel “Triton”, which was built and delivered in March 2001.

(d)                   Panama Compania Armadora S.A. (“Panama”), owner of the Bahamas flag 75,211 dwt bulk carrier vessel “Oceanis”, which was built and delivered in May 2001.

(e)                    Eaton Marine S.A. (“Eaton”), owner of the Greek flag 75,106 dwt bulk carrier vessel “Danae” (built in 2001), which was acquired in July 2003.

(f)                      Chorrera Compania Armadora S.A. (“Chorrera”), owner of the Greek flag 75,172 dwt bulk carrier vessel “Dione” (built in 2001), which was acquired in May 2003.

(g)                   Cypres Enterprises Corp. (“Cypres”), owner of the Bahamas flag 73,630 dwt bulk carrier vessel “Protefs” (Hull No. H2301), which was built and delivered in August 2004.

(h)                   Darien Compania Armadora S.A. (“Darien”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Calipso” (Hull No. H2303), which was built and delivered in February 2005.

(i)                      Cerada International S.A (“Cerada”), owner of the Bahamas flag 169,883 dwt bulk carrier vessel “Pantelis SP” (built in 1999), which was acquired in February 2005. The vessel was sold in February 2007 and was delivered to her new owners in July 2007 (Note 6).

(j)                      Texford Maritime S.A. (“Texford”), owner of the Bahamas flag 73,691 dwt bulk carrier vessel “Clio” (Hull No. H2304), which was built and delivered in May 2005.

(k)                   Urbina Bay Trading, S.A. (“Urbina”), owner of the Bahamas flag 74,444 dwt bulk carrier vessel “Erato” (built in 2004), which was acquired in November 2005.

(l)                      Changame Compania Armadora S.A. (“Changame”), owner of the Bahamas flag 73,583 dwt bulk carrier vessel “Thetis” (built in 2004), which was acquired in November 2005.

(m)                Vesta Commercial, S.A. (“Vesta”), owner of the Bahamas flag 74,381 dwt bulk carrier vessel “Coronis” (Hull No. H1307A), which was built and delivered in January 2006.

1.2.                Subsidiaries incorporated in the Republic of the Marshall Islands:

(a)                     Ailuk Shipping Company Inc. (“Ailuk”), owner of the Marshall Islands’ flag 73,546 dwt dry bulk carrier vessel “Naias” (built in 2006), which was delivered in August 2006.

(b)                     Bikini Shipping Company Inc. (“Bikini”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1107, expected to be delivered in the second quarter of 2010 (Note 7).

(c)                      Eniwetok Shipping Company Inc. (“Eniwetok”) has assumed from its original buyers a shipbuilding contract for the construction of one 177,000 dwt dry bulk carrier with Hull No. H1108, expected to be delivered in the second quarter of 2010 (Note 7).

(d)                     Jaluit Shipping Company Inc. (“Jaluit”), owner of the Marshall Islands’ flag 174,187 dwt capesize dry bulk carrier vessel “Sideris GS”, which was built and delivered in November 2006.

(e)                      Kili Shipping Company Inc. (“Kili”), owner of the Marshall Islands’ flag 174,261 dwt bulk carrier vessel “Semirio”, which was delivered in June 2007 (Note 8).

(f)                        Knox Shipping Company Inc. (“Knox”), owner of the Marshal Islands flag 180,235 dwt bulk carrier vessel “Aliki” (built 2005), which was delivered in April 2007 (Note 8).

(g)                     Lib Shipping Company Inc. (“Lib”), entered into a Memorandum of Agreement for the purchase of the 177,000 dwt bulk carrier vessel, “Boston”, expected to be delivered in November 2007 (Note 7).

(h)                     Majuro Shipping Company Inc. (“Majuro”), was established in September 2006 and is a wholly owned subsidiary of the Company. At June 30, 2007, Majuro did not have any operations.

(i)                        Taka Shipping Company Inc. (“Taka”), was established in September 2006 and is a wholly owned subsidiary of the Company. At June 30, 2007, Taka did not have any operations.

1.3.                Subsidiaries incorporated in the United States of America:

(a)                     Bulk Carriers (USA) LLC (“Bulk Carriers”), was established in September 2006, in the State of Delaware, USA, to act as the Company’s authorized representative in the United States.

1.4.     Diana Shipping Services S.A. (the “Manager” or “DSS”). DSS was acquired in April 2006 and provides the Company and the vessels with management services since November 12, 2004, pursuant to management agreements, for a fixed monthly fee of $15 per vessel and 2% commission on all voyage and time charter revenues. Management fees and commissions charged by DSS, effective April 2006, are eliminated from the consolidated financial statements as intercompany transactions.

During the six months ended June 30, 2007 and 2006, seven charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

Charterer	2007	2006
A	21%	19%
B	10%	17%
C	—	14%
D	—	11%
E	—	10%
F	12%	—
G	10%

2.                         Reporting Assets held for Sale:

It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 “Accounting for the Impairment or the Disposal of Long-Lived Assets”, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

3.                         Transactions with Related Parties:

(a)                     Altair Travel Agency S.A. (“Altair”): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company’s CEO and Chairman. Travel expenses for the six months ended June 30, 2007 and 2006 amounted to $505 and $422, respectively, and are included in vessel predelivery expenses, vessel operating expenses and general and administrative expenses in the accompanying consolidated financial statements. Effective April 1, 2006 the Company also pays Altair rent for parking space and a warehouse leased by DSS in January 2006, for a period of three years, without renewal, and for the monthly rent of Euro 935 plus stamp duty. Rent increases annually at a rate of 3% above inflation. Rent expense for the six months ended June 30, 2007 and from the acquisition of DSS in April 1, 2006 to June 30, 2006 amounted to $8 and $4, respectively, and is included in General and administrative expenses in the accompanying unaudited consolidated statements of income. At June 30, 2007 and December 31, 2006 an amount of $123 and $99, respectively, was payable to Altair and is included in Due to related companies in the accompanying consolidated balance sheets. Minimum lease payments to Altair, until expiration of the lease term, are estimated to $8 for 2007 and $17 for 2008.

(b)                     Universal Shipping and Real Estates Inc. (“Universal”): Universal is a company controlled by the Company’s CEO and Chairman. In January 2006, DSS entered into a lease agreement with Universal for the lease of office space, a warehouse and parking spaces for a monthly rent of Euro 19,700 plus stamp duty, for a period of three years. Rent increases annually at a rate of 3% above inflation. Effective December 1, 2006, the Company entered into an amended agreement to reduce the office space leased from Universal and reduced monthly rent to Euro 11,187 plus stamp duty. The lease is accounted for by the financing method. Rent expense for the six months ended June 30, 2007 and from the acquisition of DSS in April 1, 2006 to June 30, 2006 amounted to $100 and $79, respectively of which $100 and $42, respectively, is included in Interest and finance costs and the remainder of 2006 is included in General and administrative expenses in the accompanying unaudited consolidated statements of income. No amounts were payable to or receivable from Universal as at June 30, 2007 and December 31, 2006. Minimum lease payments to Universal until expiration of the lease term are estimated to $101 for 2007 and to $214 for 2008.

(c)                      Diana Shipping Agencies S.A. (“DSA”): DSA is a company controlled by the Company’s CEO and Chairman. In December 2006, DSS entered into a lease agreement with DSA for the lease of office space for a monthly rent of Euro 8,000 plus stamp duty, for a period of 25 months. Rent increases annually at a rate of 3% above inflation. Rent expense for the six months ended June 30, 2007 amounted to $67 and is included in General and administrative expenses in the accompanying 2007 unaudited consolidated statement of income. No amounts were payable to or receivable from DSA as at June 30, 2007 and December 31, 2006. Minimum lease payments to DSA until expiration of the lease term are estimated to $68 for 2007 and to $144 for 2008.

(d)                     Fortis Bank (“Fortis”) ultimate shareholder of Zoe S. Company Ltd. (“Zoe”): As at June 30, 2007 and December 31, 2006, Zoe owned 3,482,210 and 5,050,000 shares representing 5.54% and 9.52%, respectively, of the Company’s outstanding common stock.

In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank (Note 10) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Notes 1.2(b), 1.2(c), 7 and 10). As at June 30, 2007 and December 31, 2006, the Company had $24,080 of debt outstanding under the loan facility (Note 10).

4.                         Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2007	December 31, 2006

Lubricants	$1,399	$1,077
Victualling	217	202
Total	$1,616	$1,279

5.                         Prepaid Charter Revenue

The amounts shown in the accompanying consolidated balance sheets reflect an asset recognized by the Company pursuant to the acquisition of the vessel Thetis. The vessel, upon her delivery on November 28, 2005, was placed on an existing time charter contract assumed from its previous owners through arrangements with the respective charterer. The contract, which expires between July to September 2007, is at the rate of $25 per day, gross of commissions. The Company, upon delivery of the vessel, evaluated the charter contract assumed and recognized an asset of $5,443 representing the excess of the fair value of the charter contract assumed over the then fair value of such charter at current market rates with the balance of the total contract price allocated to the vessel’s purchase price. As of June 30, 2007 and December 31, 2006 the unamortized balance of the asset amounted to $174 and $1,822, respectively and is reflected in Prepaid charter revenue in the accompanying consolidated balance sheets. The amortization for the six months ended June 30, 2007 and 2006 amounted to $1,647 for both periods, and is included as a reduction of voyage and time charter revenues in the accompanying unaudited consolidated statements of income.

6.                         Assets Held for Sale:

In February 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to sell the vessel Pantelis SP, for a total consideration of $81,000 less a 2.5% commission. Upon signing of the agreement, the new owners paid 10% of the purchase price in an escrow account until the vessel’s delivery to them, when the advance together with the balance of the sale price was released to the Company. The vessel was delivered to its new owners in July 2007 together with its existent time charter. At the date on which the Memorandum of Agreement was signed, the Company classified the vessel as “held for sale”. The vessel’s value was measured at the lower of its carrying amount or fair value less costs to sell and is reflected in the accompanying June 30, 2007 unaudited consolidated balance sheet. No impairment loss was recognized as a result of such classification.

7.                         Advances for Vessels Construction and Acquisition and Other Vessel Costs:

The amounts in the accompanying consolidated balance sheets include payments to sellers of vessels or, in the case of vessels under construction, to the shipyards and other costs as analyzed below:

	June 30, 2007	December 31, 2006
Pre-delivery installments	$24,080	$24,080
Advances for vessel acquisitions	22,000	—
Capitalized interest and finance costs	1,168	257
Other related costs	22	10
Total	$47,270	$24,347

The movement of the account, during June 30, 2007 and December 31, 2006, was as follows:

	June 30, 2007	December 31, 2006
Beginning balance	$24,347	$4,221
- Advances for vessels under construction and other vessel costs	919	24,347
- Advances for vessel acquisitions and other vessel costs	52,858	22,509
- Transferred to vessel cost	(30,854)	(26,730)
Ending balance	$47,270	$24,347

On September 13, 2006, the Company entered into agreements with unrelated third parties to assume two shipbuilding contracts dated March 30, 2006, for the construction of two 177,000 dwt Capesize dry bulk carriers with Hull No. H1107 and H1108 for the price of $60,200 each. The vessels will be constructed by the China Shipbuilding Trading Company Ltd. and Shanghai Waigaoqiao Shipbuilding Co. Ltd. (collectively the “Builders”) and are expected to be delivered to the Company in the second quarter of 2010. The contract price will be paid in five installments, one of 20%, three subsequent installments of 10% each, and a final predelivery installment of 50%. As at June 30, 2007 and December 31, 2006, the Company had paid one predelivery installment for each vessel amounting to $12,040 each or 20% of the vessels’ contract price and $1,186 and $267 of additional construction costs, for the six months ended June 30, 2007 and for the year ended December 31, 2006, respectively .

On April 17, 2007, the Company entered into a Memorandum of agreement with an unrelated third party company to purchase the 177,000 dwt newbuilding dry bulk carrier, to be named Boston, for the price of $110,000. On signing of the agreement, the Company paid a 20% advance of the purchase price amounting to $22,000 and as of June 30, 2006 incurred construction costs $4. The balance of the purchase price will be paid on the vessel’s delivery. The vessel is currently under construction at the Shanghai Waigaoqiao Shipbuilding Co., Ltd., and is expected to be delivered to the Company in November 2007.

8.                         Vessels:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2006	$504,493	$(40,054)	$464,439
- Transfer to assets held for sale (note 6)	(63,644)	6,291	(57,353)
- Transfer from advances for vessels under construction and acquisition and other vessel costs	30,854	—	30,854
- Acquisition and other vessel costs	177,400	—	177,400
- Depreciation	—	(9,729)	(9,729)
Balance, June 30, 2007 (unaudited)	$649,103	$(43,492)	$605,611

In February 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a newly built Capesize dry bulk carrier, the 175,000 dwt “Semirio”, for a total consideration of $98,000. The vessel was delivered in June 2007. On signing of the agreement, the Company paid 20% of the purchase price, or $19,600 and the balance of the purchase price was paid on the vessel’s delivery to the Company.

In March 2007, the Company entered into a Memorandum of Agreement with an unrelated third party company to acquire a secondhand Capesize dry bulk carrier, the 180,235 dwt “Aliki”, for a total consideration of $110,000. On signing of the agreement, the Company paid 10% of the purchase price, or $11,000, and the balance was paid upon delivery of the vessel in April 2007.

Eleven of the Company’s vessels, having a total carrying value of $231,039 as of June 30, 2007, have been provided as collateral to secure the revolving credit facility discussed in Note 10. As of June 30, 2007, all vessels were operating under time charters, the last of which expires in July 2011.

9.                        Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Drydock Costs	Total
Balance, December 31, 2006	$713	$1,217	$1,930
- Amortization	(52)	(428)	(480)
- Increase in financing costs presented as a contra to debt	(217)	—	(217)
Balance, June 30, 2007	$444	$789	$1,233

Financing costs represent fees paid to the lenders relating to the $300 million secured revolving credit facility signed in February 2005 with the Royal Bank of Scotland and amended in May 2006. Financing costs presented as a contra to debt represent the change in the unamortized balance of financing fees relating to the long-term debt outstanding at period-end.

The amortization of loan financing costs is included in Interest and finance costs in the accompanying unaudited consolidated statements of income and the amortization of drydock costs is included in Depreciation and amortization of deferred charges in the accompanying consolidated unaudited statements of income.

10.                 Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	June 30, 2007	December 31, 2006
Revolving credit facility	$179,000	$114,600
Secured term loan facility	24,080	24,080
Less related deferred financing costs	(657)	(441)
Total	$202,423	$138,239
Less: Current portion	—	—
Long-term portion	$202,423	$138,239

Revolving Credit Facility: In February 2005, the Company entered into an agreement with the Royal Bank of Scotland for a $230 million secured revolving credit facility, to finance the acquisition of additional dry bulk carrier vessels or cellular container ships, the acquisition of DSS (Note 1.4) and for working capital.  On May 24, 2006, the Company entered into an amended agreement to extend the facility amount to $300 million. Pursuant to the amended agreement the Company is permitted to borrow amounts up to the facility limit, provided that certain pre-conditions are satisfied and that borrowings do not exceed 75% of the aggregate value of the mortgaged vessels. The maturity of the credit facility is ten years and the interest rate on amounts drawn is at LIBOR plus a margin.

The amended facility is available in full for six years from May 24, 2006, the new availability date. At the end of the sixth year it will be reduced by $15 million and over the remaining period of four years will be reducing in semiannual amounts of $15 million with a final reduction of $165 million together with the last semi-annual reduction.

In January 2007, the Company entered into a supplemental loan agreement with the Royal Bank of Scotland, for the purpose of amending the terms and conditions applicable to the existing revolving credit facility agreement to make available to the Company under the facility agreement an additional 364 day standby facility of up to $0.2 million upon full utilization of the Facility. The facility will bear interest at LIBOR plus margin and will be terminated the date falling 364 days after the availability date (January

30, 2007). An amount of $100 was paid on signing of the agreement.

In March 2007, the Company drew down an amount of $22,000 under its revolving credit facility to partly fund the advance payments initially made by the Company from its own funds in connection with the purchase of the vessels Semirio and Aliki, discussed in note 8.

In April 5, 2007, the Company repaid the then outstanding balance under its revolving credit facility amounting to $136,600 plus interest with part of the proceeds from its public offering completed in the same month (Note 14(e).

As at June 30, 2007 a principal amount of $179,000 was outstanding under the revolving credit facility, consisting of amounts drawn in April, May and June 2007 to fund part of the purchase prices of the Aliki ($87,000), the Boston ($22,000) and the Semirio ($70,000), respectively.

The credit facility is secured by a first priority or preferred ship mortgage on all vessels in the fleet excluding the Coronis, the Naias and the Sideris GS, assignment of all freights, earnings, insurances and requisition compensation. The lenders may also require additional security in the future in the event the Company breaches certain covenants under the credit facility, as described below.

The credit facility contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio (vessels’ market values at least 120% of the outstanding balance of the credit facility), minimum liquidity of $400 per each mortgaged vessel in the fleet unless the available credit facility for working capital exceeds this amount and other financial covenants. Furthermore, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants.

On the undrawn portion of the facility the Company pays commitment fees, which for the six months ended June 30, 2007 and 2006 amounted to $243 and $323, respectively and are included in Interest and finance costs in the accompanying unaudited consolidated statements of income.

Secured term loan facility: In November 2006 the Company, acting as the Corporate Guarantor, through its subsidiaries Eniwetok and Bikini (the “Borrowers”), entered into a facility agreement with Fortis Bank (Note 3(d)) for a loan of up to $60,200 and a guarantee facility of up to $36,451, each to be used for the purpose of financing and guaranteeing the payment of part of the construction and acquisition cost of two 177,000 dwt Capesize dry bulk carriers, expected to be delivered to the Company in the second quarter of 2010 (Note 7). The loan facility will be available in advances, according to the payment schedule provided in the ship-building contracts, until December 30, 2010 (the termination date) and such advances will be repaid in full at the earlier of the repayment date (December 31, 2010) or the delivery of each vessel. The guarantee facility will be available until December 31, 2010. The loan bears interest at LIBOR plus a margin and commitment fees of 0.10% until issuance of the guarantee. The bank guarantee bears guarantee commission equal to the margin. An arrangement fee of $60 was paid upon signing the agreement. The loan is secured with a corporate guarantee, pre-delivery security assignments, an account pledge, a refund guarantee assignment consents and acknowledgements, a contract assignment consents and acknowledgements. The facility also includes covenants regarding minimum liquidity and net worth of the Company, restrictions in distributions and shareholding, and other events of default.

As at June 30, 2007, the Company had $24,080 of debt outstanding under the facility agreement relating to the first installment for the construction of the two Capesize dry bulk carriers (Note 7). During the six months ended June 30, 2007, the Company paid guarantee commission amounting to $121 and is included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying 2007 unaudited consolidated balance sheet.

Total interest incurred on long-term debt for the six months ended June 30, 2007 and 2006 amounted to $4,000 and $1,430, respectively. Of the above amounts, $728 and $0, respectively, were capitalized and included in Advances for vessels under construction and acquisitions and other vessel costs in the accompanying consolidated balance sheets (Note 7). Interest expense on long-term debt, net of interest capitalized, is included in Interest and finance costs in the accompanying unaudited consolidated statements of income.

11.                  Deferred Revenue:

The amounts in the accompanying consolidated balance sheets as of June 30, 2007 and December 31, 2006 reflect cash received prior to the balance sheet date relating to hire revenue from the vessel Sideris GS, the Aliki and the Semirio for which all revenue recognition criteria have not been met.

In November 2006, the Company entered into a long term time charter agreement with an unrelated third party company to charter the Sideris GS for a period of four years at the rate of $46 per day for the first year, $43 per day for the second year, $39 per day for the third year and $36 per day for the fourth year. The charterer was also granted an option to extend the charter for an additional year at the rate of $48.5 per day.

In February 2007, the Company entered into a long term time charter agreement with an unrelated third party company to charter the Semirio for a period of four years at the rate of $51 per day for the first and second year and $31 per day for the third year and fourth year. The charterer was also granted an option to extend the charter for an additional year at the rate of $48.5 per day.

In March 2007, the Company entered into a long term time charter agreement with an unrelated third party company to charter the Aliki for a period of four years at the rate of $52 per day for the first and second year and $45 per day for the third year and fourth year. The charterer was also granted an option to extend the charter for an additional year at the rate of $48.5 per day.

The Company accounts for such revenue deriving from the above agreements on a straight line basis at the average rate of $41 per day for the Sideris GS and $48.5 per day for the Aliki and the Semirio.

12.                  Other Non-Current Liabilities:

The amounts in the accompanying consolidated balance sheets as of June 30, 2007 and December 31, 2006 are analyzed as follows:

	June 30, 2007	December 31, 2006

Projected benefit obligation for employees’ compensation	$787	$772
Financing obligations	648	586
Other	157	193
Total	$1,592	$1,551

Projected benefit obligation for employees’ compensation represents the long term portion of the estimated indemnity at each balance sheet date. The current portion amounting to $116 and $78, respectively, is included in Accrued liabilities in the accompanying consolidated balance sheets. During the six months ended June 30, 2007 and 2006, service cost was estimated to $36 and $16, respectively and interest cost was estimated to $17 and $8, respectively and are included in General and administrative expenses in the accompanying unaudited consolidated statements of income.

In December 2005, DSS (which was acquired by the company in April 2006) (Note 1.4) sold its property consisting of office space, a warehouse and parking spaces to Universal (Note 3(b)) for $515. In January 2006, DSS entered into a lease agreement with Universal to lease back the property sold, as well as additional office space owned by Universal, for a period of three years. The sale and subsequent leaseback of the property has been accounted for by the financing method, due to the existence of continuing involvement. As a result, DSS continues to carry the property sold and leased back as an asset and depreciates it until expiration of the lease agreement. The purchase price was initially recorded in financing obligations increasing with interest expense, which for the six months ended June 30, 2007 amounted to $62 and is included in Interest and finance costs in the accompanying 2007 unaudited consolidated statement of income. Upon expiration of the lease agreement, such finance obligation will be de-recognized from the balance sheet along with the net book value of the property.

Other non current liabilities reflect the long term portion of the unamortized balance of the benefit the Company obtained from quantities of lubricants that were supplied for free during 2004 and 2005. The Company entered into agreements with an unrelated international supplier, according to which, the Company should be exclusively supplied by the specific supplier for a period of five years in order to gain such benefit. At June 30, 2007 and December 31, 2006 the unamortized balance of these benefits amounted to $228 and $264 respectively of which their current portion amounting to $71 and $71 is included in Other current liabilities in the accompanying consolidated balance sheets.

13.                  Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

14.                 Common Stock and Additional Paid-In Capital:

(a)                     Preferred stock and common stock: Under the amended articles of incorporation in February 2005, discussed in Note 1, the Company’s authorized capital stock consists of 100,000,000 shares (all in registered form) of common stock, par value $0.01 per share and of 25,000,000 shares (all in registered form) of preferred stock, par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any.

(b)                     Additional paid-in capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes, (ii) payments made by the stockholders in excess of the par value of common stock purchased by them and (iii) the value of executive management services provided through the management agreement with DSS to the Company until consummation of the initial public offering in March 2005, as well as the value of the lease expense for the office space and of the secretarial services that have been provided to the Company at no additional charge by DSS until its acquisition by the Company. The value of the services was determined by reference to the amounts of the employment agreements signed between the Company and its executives. The value of the rent for the free office space was determined by reference to the lease agreement between DSS and Universal, which acquired the office space previously owned by DSS.

(c)                      Incentive plan: In February 2005, the Company adopted an equity incentive plan which entitles the Company’s officers, key employees and directors to receive options to acquire the Company’s common stock. A total of 2,800,000 shares of common stock are reserved for issuance under the plan. The plan is administered by the Company’s Board of Directors. Under the terms of the plan, the Company’s Board of Directors will be able to grant new options exercisable at a price per share to be determined by the Company’s Board of Directors. No options will be exercisable until at least two years after the closing of the initial public offering discussed above. Any shares received on exercise of the options will not be able to be sold until three years after the closing of the initial public offering. All options will expire 10 years from the date of grant. The plan will expire 10 years from the closing of the initial public offering. As of June 30, 2007, no options were granted under the plan.

(d)                     Sale of common stock from principal stockholders: In January 2007 the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended, offering 5,750,000 shares of common stock offered by three selling shareholders at a price of $15.75 per share. The three selling shareholders were Zoe S. Company Ltd. (Note 3(d)), Ironwood Trading Corp. and Corozal Compania Naviera S.A. Ironwood and Corozal are controlled by the Company’s Chairman and Chief Executive Officer, Mr. Palios. The Company did not receive any proceeds from the sale.

(e)                      Secondary public offering and sale of common stock from principal stockholders: In April 2007, the Company completed a secondary public offering in the United States under the United States Securities Act of 1933, as amended, of 12,075,000 shares of common stock of which 2,250,000 were offered by selling shareholders at a price of $17.00 per share. The Company received $159,342 of net proceeds from the total of 9,825,000 shares sold by the Company and did not receive any proceeds from the sale of the 2,250,000 shares offered by selling shareholders.

15.                 Subsequent Events:

(a)         Declaration of dividends: On August 2, 2007, the Company declared dividends amounting to $32,066, or $0.51 per share, paid on August 24, 2007 to stockholders of record as of August 16, 2007.

(b)         Sale of vessel and loan repayment: On July 5, 2007, the Pantelis SP was delivered to its new owners and the company received the agreed purchase price of $81,000. On July 10, 2007, the Company used the proceeds received from the sale of the Pantelis SP and cash on hand and repaid $90,000 plus interest and costs of the outstanding balance of the revolving credit facility with the Royal Bank of Scotland.

(c)          Supplemental letter to loan agreement: On July 17, 2007, the Royal Bank of Scotland provided the Company with a supplemental letter to the Loan Agreement dated 18 February 2005, as amended on 24 May 2006, according to which the two parties agreed to delete the requirement the major shareholders to maintain ownership of more than 20% of the Company’s common stock, but they will continue to be involved as officers of the management company until the bank consents to the removal of this requirement.

(d)         Loan draw down: On August 22, 2007, the Company drew down an amount of $11,750 under the revolving credit facility with the Royal Bank of Scotland to partly fund the acquisition cost of the vessel Semirio which was delivered in June 2007 and that at the time of the vessel’s delivery, for cash management purposes, was paid with cash on hand.

Exhibit III

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2007:

•                  on an actual basis;

•                  on an adjusted basis to give effect to (i) the payment of a $32.1 million dividend on August 24, 2007, (ii) the repayment of $90.0 million of the outstanding balance under our revolving credit facility using the sale proceeds from the sale of the vessel Pantelis SP and cash on hand on July 10, 2007 and (iii) our incurrence of $11.8 million of indebtedness under our revolving credit facility to partly fund the acquisition cost of the vessel Semirio on August 22, 2007; and

•                  on an as further adjusted basis giving effect to  our issuance and sale of              shares of common stock in this offering at the offering price of $             per share and the application of those proceeds as described under “Use of Proceeds”.

	As of June 30, 2007
	Actual	As Adjusted[1]	As Further Adjusted[2]
	(in thousands of U.S. dollars, except per share amounts)

Cash	$11,623	$11,623	$

Debt (Principal balance)
Current portion of long-term debt	$—	$—		$—
Long-term debt, net of current portion	203,080	124,830	124,830
Total debt	$203,080	$124,830		$124,830

Stockholders’ equity
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	$—	$—		$—
Common stock, $0.01 par value; 100,000,000 shares authorized; 62,875,000 issued and outstanding, actual and adjusted, 72,875,000 shares issued and outstanding, as further adjusted	629	629
Additional paid-in capital	527,721	527,721
Accumulated deficit	(14,282)	(46,348)
Total shareholders’ equity	$514,068	$482,002	$
Total capitalization	$717,148	$606,832	$

1                      There have been no significant adjustments to our capitalization since June 30, 2007, as so adjusted.

2                      Assumes no exercise of the underwriters’ over-allotment option.

Exhibit IV

Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, England
Telephone: +44 (0) 20 7538 0191  Facsimile: +44 (0) 20 7987 9396  Email: enquiries@drewry.co.uk  Website: www.drewry.co.uk

September 11, 2007

Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece

Dear Sir/Madam:

Reference is made to the Prospectus Supplement to be filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 12, 2007 (as may be amended, the “Prospectus Supplement”) relating to the public offering of common stock of Diana Shipping Inc. (the “Company”). We hereby consent to all references to our name in the Prospectus Supplement and to the use of the statistical information supplied by us set forth in “The international Dry Bulk Shipping Industry” section of the Prospectus Supplement. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data, we advise you that:

(1) we have accurately described the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.

We hereby consent to the filing of this letter as an exhibit to the Report on Form 6-K filed with the SEC on September 12, 2007.

Yours faithfully

Nigel Gardiner
Managing Director
Drewry Shipping Consultants Ltd

Drewry Shipping Consultants Limited — registered in London, England No. 3289135

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: September 12, 2007	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President